Exhibit 99.1

GFL Environmental Inc.

Unaudited Interim Condensed

Consolidated Financial Statements

For the three and six months ended June 30, 2021

GFL Environmental Inc.
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income

(In millions of dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2021	2020	2021	2020
Revenue	11	$1,314.3	$993.3	$2,500.9	$1,924.6
Expenses
Cost of sales		1,187.3	881.3	2,274.0	1,733.6
Selling, general and administrative expenses		136.5	104.1	269.7	259.2
Interest and other finance costs	8	139.8	95.4	231.9	364.8
Deferred purchase consideration		—	—	—	1.0
Loss on sale of property and equipment		0.2	0.5	1.0	2.1
(Gain) loss on foreign exchange		(37.3)	(8.4)	(76.3)	97.6
Mark-to-market (gain) loss on Purchase Contracts		(117.3)	74.2	111.0	(14.2)
Gain on divestiture	5	(35.5)	—	(35.5)	—
		1,273.7	1,147.1	2,775.8	2,444.1
Earnings (loss) before income taxes		40.6	(153.8)	(274.9)	(519.5)
Current income tax expense		7.5	2.0	9.5	3.7
Deferred tax expense (recovery)		7.9	(40.3)	(83.4)	(129.7)
Income tax expense (recovery)		15.4	(38.3)	(73.9)	(126.0)
Net income (loss)		25.2	(115.5)	(201.0)	(393.5)

Items that may be subsequently reclassified to net income (loss)
Currency translation adjustment		(87.0)	(205.7)	(163.8)	72.1
Reclassification to net income (loss) of fair value movements on cash flow hedges, net of tax		(4.4)	—	(4.4)	—
Fair value movements on cash flow hedges, net of tax		3.1	10.9	(2.7)	25.2
Other comprehensive (loss) income		(88.3)	(194.8)	(170.9)	97.3
Total comprehensive loss		$(63.1)	$(310.3)	$(371.9)	$(296.2)

Earnings (loss) per share
Basic and diluted	10	$0.03	$(0.32)	$(0.63)	$(1.09)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	Notes	June 30, 2021	December 31, 2020
Assets
Cash		$310.4	$27.2
Trade and other receivables, net		873.9	867.3
Prepaid expenses and other assets		149.3	133.7
Current assets		1,333.6	1,028.2

Property and equipment, net	4	5,007.1	5,074.8
Intangible assets, net	5	2,901.3	3,093.4
Other long-term assets	6	35.3	33.2
Goodwill	5	6,417.9	6,500.4
Non-current assets		14,361.6	14,701.8
Total assets		15,695.2	15,730.0

Liabilities
Accounts payable and accrued liabilities		990.8	1,014.8
Income taxes payable		18.5	9.1
Long-term debt	7	8.7	4.6
Lease obligations		48.6	37.5
Due to related party	17	12.8	12.8
Tangible equity units	9	54.6	59.2
Landfill closure and post-closure obligations	6	54.1	55.3
Current liabilities		1,188.1	1,193.3

Long-term debt	7	6,520.9	6,161.5
Lease obligations		195.2	153.7
Other long-term liabilities		30.0	37.2
Due to related party	17	24.4	30.8
Deferred income tax liabilities		378.4	466.0
Tangible equity units	9	1,286.3	1,327.9
Landfill closure and post-closure obligations	6	659.6	680.3
Non-current liabilities		9,094.8	8,857.4
Total liabilities		10,282.9	10,050.7

Shareholders’ equity
Share capital	13	7,743.5	7,644.8
Contributed surplus		69.2	54.3
Deficit		(1,988.0)	(1,778.3)
Accumulated other comprehensive loss		(412.4)	(241.5)
Total shareholders’ equity		5,412.3	5,679.3
Total liabilities and shareholders’ equity		$15,695.2	$15,730.0

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of dollars except per share amounts)

						Accumulated other comprehensive income (loss)
	Notes	Share capital - # of shares(1)	Share capital	Contributed surplus	Deficit	Cash flow hedges, net of tax	Currency translation	Total	Total shareholders’ equity
Balance, December 31, 2019		180,794,203	$3,524.5	$16.4	$(770.3)	$27.6	$(30.4)	$(2.7)	$2,767.9
Net loss and comprehensive loss		—	—	—	(393.5)	25.2	72.1	97.3	(296.2)
Return of capital		—	(0.8)	—	—	—	—	—	(0.8)
Share capital issued upon acquisition of subsidiary		3,092,118	78.4	—	—	—	—	—	78.4
Share capital issued, net of cancelled shares		142,489,153	3,303.1	—	—	—	—	—	3,303.1
Share issuance costs		—	(45.5)	—	—	—	—	—	(45.5)
Share-based payments	13	—	—	19.9	—	—	—	—	19.9
Balance, June 30, 2020		326,375,474	$6,859.7	$36.3	$(1,163.8)	$52.8	$41.7	$94.6	$5,826.8

Balance, December 31, 2020		354,934,813	$7,644.8	$54.3	$(1,778.3)	$16.3	$(257.8)	$(241.5)	$5,679.3
Net loss and comprehensive loss		—	—	—	(201.0)	(7.1)	(163.8)	(170.9)	(371.9)
Dividends issued and paid		—	—	—	(8.7)	—	—	—	(8.7)
Cancelled shares	13	(26,041)	(0.6)	—	—	—	—	—	(0.6)
Shares issued on options exercise	13	1,000,000	5.2	(5.2)	—	—	—	—	—
Exercise and settlement of RSUs	13	9,880	0.2	(0.2)	—	—	—	—	—
Shares issued on TEU conversion	13	2,202,823	91.9	—	—	—	—	—	91.9
Share capital issued upon acquisition of subsidiary	3	46,966	2.0	—	—	—	—	—	2.0
Share-based payments	13	—	—	20.3	—	—	—	—	20.3
Balance, June 30, 2021		358,168,441	$7,743.5	$69.2	$(1,988.0)	$9.2	$(421.6)	$(412.4)	$5,412.3

(1) Number of shares has been retrospectively adjusted for share split completed in conjunction with the pre-capital closing changes implemented as part of our IPO.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2021	2020	2021	2020
Operating activities
Net income (loss)		$25.2	$(115.5)	$(201.0)	$(393.5)
Adjustments for non-cash items
Depreciation of property and equipment	4	221.8	123.6	425.4	246.3
Amortization of intangible assets	5	110.2	111.1	221.2	210.2
Gain on divestiture	5	(35.5)	—	(35.5)	—
Interest and other finance costs		139.8	95.4	231.9	364.8
Share-based payments		10.6	4.2	20.3	19.9
(Gain) loss on unrealized foreign exchange on long-term debt and TEUs		(38.6)	(7.5)	(77.5)	104.8
Loss on sale of property and equipment		0.2	0.5	1.0	2.1
Mark-to-market (gain) loss on Purchase Contracts		(117.3)	74.2	111.0	(14.2)
Mark-to-market loss on fuel hedges		—	0.6	—	1.8
Current income tax expense		7.5	2.0	9.5	3.7
Deferred tax expense (recovery)		7.9	(40.3)	(83.4)	(129.7)
Interest paid in cash, net		(135.0)	(84.9)	(177.0)	(244.6)
Income taxes paid in cash, net		(0.8)	(0.8)	(1.0)	(4.0)
Changes in non-cash working capital items	14	(9.9)	(28.5)	(44.0)	(82.5)
Landfill closure and post-closure expenditures	6	(8.6)	(1.9)	(10.7)	(3.1)
		177.5	132.2	390.2	82.0
Investing activities
Proceeds on disposal of assets		65.4	4.0	69.2	4.4
Purchase of property and equipment and intangible assets		(151.8)	(119.8)	(283.1)	(220.0)
Business acquisitions, net of cash acquired	3	(135.0)	(12.3)	(203.3)	(1,138.3)
		(221.4)	(128.1)	(417.2)	(1,353.9)
Financing activities
Repayment of lease obligations		(22.4)	(16.1)	(37.2)	(47.4)
Issuance of long-term debt		1,313.9	785.2	1,761.3	1,600.9
Repayment of long-term debt		(906.8)	(80.7)	(1,325.3)	(4,397.8)
Payment of contingent purchase consideration	3	(0.9)	—	(15.9)	—
Issuance of share capital, net of issuance costs		—	—	—	3,257.6
Issuance of TEUs, net of issuance costs		—	—	—	1,006.9
Repayment of Amortizing Notes		(12.9)	(15.8)	(26.4)	(15.8)
Dividends issued and paid		(4.5)	—	(8.7)	—
Return of capital		—	—	—	(0.8)
Payment of financing costs		(6.9)	(10.2)	(10.6)	(10.5)
Issuance of loan from related party		—	—	—	29.0
Repayment of loan to related party		—	—	(6.4)	—
		359.5	662.4	330.8	1,422.1

Increase in cash		315.6	666.5	303.8	150.2
Changes due to foreign exchange revaluation of cash		(16.3)	(34.0)	(20.6)	(1.1)
Cash, beginning of period		11.1	91.4	27.2	574.8
Cash, end of period		$310.4	$723.9	$310.4	$723.9

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

1.	DESCRIPTION OF THE BUSINESS

GFL Environmental Inc. (“GFL” or the “Company”) was formed on March 5, 2020 under the laws of the Province of Ontario as a result of the amalgamation of GFL Environmental Inc. and its parent company GFL Environmental Holdings Inc. The amalgamation was accounted for as a transaction between entities under common control and the net assets are recorded at historical cost retrospectively. Upon amalgamation, GFL became the financial reporting entity. Concurrently with the amalgamation, GFL completed an initial public offering of subordinate voting shares and tangible equity units (“TEUs”) (collectively, the “IPO”). GFL’s subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFL” and the TEUs trade on the New York Stock Exchange under the symbol “GFLU”.

GFL is in the business of providing non-hazardous solid waste management, infrastructure and soil remediation services and liquid waste management services. These services are provided through GFL and its wholly owned subsidiaries and a network of facilities across Canada and the United States. GFL’s registered office is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9.

The unaudited interim condensed consolidated financial statements (the “Interim Financial Statements”) include the accounts of GFL and its subsidiaries as of June 30, 2021.

The Board of Directors approved these Interim Financial Statements on July 28, 2021.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Interim Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, within the framework of International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Interim Financial Statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with GFL’s annual audited consolidated financial statements for the year ended December 31, 2020 (the “Annual Financial Statements”).

Basis of measurement

The Interim Financial Statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period as detailed in the Annual Financial Statements.

Presentation and functional currency

The Interim Financial Statements are presented in Canadian dollars which is GFL’s functional currency.

Use of estimates and judgments

The preparation of the Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the Interim Financial Statements are described in the Annual Financial Statements.

Accounting policies

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Annual Financial Statements, except as described below.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Changes in Accounting Policies

Interest Rate Benchmark Reform - Phase 2

The IASB has published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) with amendments that address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual reporting periods beginning on or after January 1, 2021. GFL assessed the revised impact of the amendments and concluded that they had no impact on the Interim Financial Statements.

Reclassification of Prior Period Presentation

Certain operating segment and line of business information reported in prior periods has been reclassified for consistency with the current period presentation.

3.	BUSINESS COMBINATIONS

For the six months ended June 30, 2021, GFL acquired thirteen solid waste management businesses, one liquid waste management business and one infrastructure business, each of which GFL considers to be individually immaterial.

The following table presents the purchase price allocation based on the best information available to GFL to date:

	Three months ended June 30, 2021	Six months ended June 30, 2021
Net working capital, including cash acquired of $1.5 million and $3.9 million, respectively	$(0.8)	$4.7
Property and equipment	92.9	104.6
Intangible assets	36.2	64.1
Other long-term assets	—	0.6
Goodwill	30.8	62.1
Lease obligations	(0.3)	(2.1)
Other long-term liabilities	(0.2)	(0.7)
Assumption of landfill closure and post-closure obligations	(15.2)	(15.2)
Deferred income tax liabilities	(6.9)	(8.9)
Net assets acquired	$136.5	$209.2

Share consideration issued	$—	$2.0
Cash	136.5	207.2
Consideration	$136.5	$209.2

In addition to the cash consideration noted above, during the three and six months ended June 30, 2021, GFL paid $0.9 million and $15.9 million in additional consideration related to acquisitions from prior years.

As of June 30, 2021, GFL has not completed the purchase price allocation relating to certain acquisitions completed in the previous twelve months. Information to confirm the fair value of certain assets and liabilities of certain acquisitions remains outstanding. GFL expects to finalize these amounts no later than one year from the respective acquisition dates. There may be differences between these provisional estimates and the final acquisition accounting.

During the six months ended June 30, 2021, GFL finalized the purchase price allocation for the acquisitions that occurred in the six months ended June 30, 2020, and revised the purchase price allocation for certain other acquisitions completed in the twelve month period ended June 30, 2021. The net adjustments resulted in an increase in property and equipment of $17.7 million, an increase in other non-current assets of $3.1 million, an increase in landfill closure and post-closure obligations of $1.6 million, and a decrease in goodwill of $19.2 million. There were no further adjustments made during the three months ended June 30, 2021.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Approximately $24.5 million of the goodwill acquired in 2021 is expected to be deductible for tax purposes.

Since the respective acquisition dates, revenue and net income before tax of approximately $20.8 million and $4.6 million, respectively, attributable to the 2021 acquisitions are included in the six months ended June 30, 2021 Interim Financial Statements. The net income before tax does not include $10.2 million of depreciation due to the difference between the asset retirement obligation (“ARO”) calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO through purchase accounting, compared to the risk-free discount rate required for annual valuations.

Pro forma results of operations

If the 2021 acquisitions had occurred on January 1, 2021, the unaudited consolidated pro forma revenue and net loss before taxes for the six months ended June 30, 2021 would have been $2,517.7 million and $195.4 million, respectively. The pro forma results include depreciation expense of $10.2 million due to the difference between the ARO calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO through purchase accounting, compared to the risk-free discount rate required for annual valuations. The pro forma results do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred at the beginning of the year, nor are they necessarily indicative of future operating results.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

4.	PROPERTY AND EQUIPMENT

The following table presents the changes in cost and accumulated depreciation of GFL’s property and equipment for the periods indicated:

	Land, building and improvements	Landfills	Vehicles	Machinery and equipment	Assets under development	Containers	Right-of-use assets	Total
Cost
Balance, December 31, 2020	$1,246.3	$1,706.1	$1,631.4	$912.7	$83.3	$406.7	$203.5	$6,190.0
Additions	25.2	33.7	115.1	54.9	34.2	32.4	99.2	394.7
Acquisitions via business combinations	4.9	78.2	9.6	4.2	—	5.6	2.1	104.6
Adjustments for prior year acquisitions	—	14.8	2.2	0.7	—	—	—	17.7
Disposals	(26.5)	(12.9)	(12.0)	(14.2)	—	(3.4)	(30.5)	(99.5)
Transfers	0.4	6.0	3.5	(2.9)	(7.1)	0.1	—	—
Changes in foreign exchange	(20.6)	(44.5)	(28.0)	(11.5)	(0.8)	(10.1)	(1.6)	(117.1)
Balance, June 30, 2021	1,229.7	1,781.4	1,721.8	943.9	109.6	431.3	272.7	6,490.4
Accumulated depreciation
Balance, December 31, 2020	58.0	265.7	411.8	226.9	—	98.6	54.2	1,115.2
Depreciation	24.5	102.2	145.1	81.8	—	36.8	24.8	415.2
Disposals	(1.1)	(3.2)	(10.2)	(2.6)	—	(0.9)	(7.1)	(25.1)
Changes in foreign exchange	(0.9)	(8.7)	(7.3)	(2.3)	—	(2.4)	(0.4)	(22.0)
Balance, June 30, 2021	80.5	356.0	539.4	303.8	—	132.1	71.5	1,483.3
Carrying amounts
At December 31, 2020	$1,188.3	$1,440.4	$1,219.6	$685.8	$83.3	$308.1	$149.3	$5,074.8
At June 30, 2021	$1,149.2	$1,425.4	$1,182.4	$640.1	$109.6	$299.2	$201.2	$5,007.1

During the six months ended June 30, 2021, GFL finalized and revised the preliminary purchase price allocation for certain acquisitions which resulted in an increase in property and equipment of $17.7 million.

For the three and six months ended June 30, 2021, total depreciation of property and equipment was $221.8 million and $425.4 million ($123.6 million and $246.3 million for the three and six months ended June 30, 2020), which was comprised of $415.2 million of depreciation shown above and $10.2 of million depreciation expense due to the difference between the ARO calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO through purchase accounting, compared to the risk-free discount rate required for annual valuations. Of the total depreciation for the three and six months ended June 30, 2021, $214.1 million and $410.1 million was included in cost of sales ($117.7 million and $234.5 million for the three and six months ended June 30, 2020) and $7.7 million and $15.3 million was included in selling, general and administrative expenses ($5.9 million and $11.8 million for the three and six months ended June 30, 2020).

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

5.	GOODWILL AND INTANGIBLE ASSETS

The following table presents the changes in cost and accumulated amortization of GFL’s goodwill and intangible assets for the periods indicated:

	Goodwill	Indefinite life C of A	Customer lists and municipal contracts	Trade name, definite life C of A and other licenses	Non- compete agreements	Total
Cost
Balance, December 31, 2020	$6,500.4	$641.4	$2,844.6	$81.8	$397.5	$10,465.7
Acquisitions via business combinations	62.1	—	42.3	—	21.8	126.2
Adjustments for prior year acquisitions	(19.2)	—	—	—	—	(19.2)
Adjustments for divestiture	(21.4)	(0.3)	(1.7)	—	—	(23.4)
Changes in foreign exchange	(104.0)	(1.4)	(32.9)	(2.2)	(7.0)	(147.5)
Balance, June 30, 2021	6,417.9	639.7	2,852.3	79.6	412.3	10,401.8
Accumulated amortization
Balance, December 31, 2020	—	—	738.0	12.9	121.0	871.9
Amortization	—	—	176.2	4.0	41.0	221.2
Changes in foreign exchange	—	—	(8.2)	(0.4)	(1.9)	(10.5)
Balance, June 30, 2021	—	—	906.0	16.5	160.1	1,082.6
Carrying amounts
At December 31, 2020	$6,500.4	$641.4	$2,106.6	$68.9	$276.5	$9,593.8
At June 30, 2021	$6,417.9	$639.7	$1,946.3	$63.1	$252.2	$9,319.2

All intangible asset amortization expense is included in cost of sales.

During the six months ended June 30, 2021, GFL finalized and revised the preliminary purchase price allocation for certain acquisitions which resulted in a decrease in goodwill of $19.2 million.

On June 30, 2021, GFL sold certain landfill assets, as well as hauling and ancillary operations, at a sale price subject to post closing adjustments of $63.1 million (US$52.2 million) for a net gain of $35.5 million, recognized in the Interim Financial Statements.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

6.	LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

The following table presents GFL’s landfill closure and post-closure obligations for the periods indicated:

Balance, December 31, 2020	$735.6
Acquisitions via business combinations	15.2
Adjustment related to prior year acquisitions (Note 3)	1.6
Adjustment for divestiture	(47.4)
Provisions	29.9
Accretion	7.3
Expenditures	(10.7)
Changes in foreign exchange	(17.8)
Balance, June 30, 2021	713.7
Less: Current portion of landfill closure and post-closure obligations	(54.1)
Non-current portion of landfill closure and post-closure obligations	$659.6

The maturation of GFL’s landfill closure and post-closure obligations has not materially changed since December 31, 2020.

Funded landfill post-closure assets

GFL is required to deposit funds into trusts to settle post-closure obligations for landfills in certain jurisdictions. As of June 30, 2021, included in other long-term assets are funded landfill post-closure obligations, representing the fair value of legally restricted assets, totaling $22.1 million ($19.3 million as of December 31, 2020).

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In millions of dollars except per share amounts or otherwise stated)

7.	LONG-TERM DEBT

The following table presents GFL’s long-term debt for the periods indicated:

	June 30, 2021	December 31, 2020
Revolving credit facility	$123.9	$148.8
Term loan facility	1,619.1	1,671.6
Notes
4.250% USD senior secured notes (“4.250% 2025 Secured Notes”)(1)	619.7	636.6
3.750% USD senior secured notes (“3.750% 2025 Secured Notes”)(2)	929.6	954.9
5.125% USD senior secured notes (“5.125% 2026 Secured Notes”)(3)	619.7	636.6
3.500% USD senior secured notes (“3.500% 2028 Secured Notes”)(4)	929.6	954.9
8.500% USD senior notes (“8.500% 2027 Notes”)	—	458.4
4.000% USD senior notes (“4.000% 2028 Notes”)(5)	619.7	636.6
4.750% USD senior notes (“4.750% 2029 Notes”)(6)	929.6	—
Equipment loans and others at interest rates ranging from 3.02% to 4.37%	4.8	9.2
Subtotal	6,395.7	6,107.6
Discount	(5.0)	(5.4)
Net derivative instruments	199.8	122.3
Deferred finance costs	(60.9)	(58.4)
Total long-term debt	6,529.6	6,166.1
Less: Current portion of long-term debt	(8.7)	(4.6)
Total non-current long-term debt	$6,520.9	$6,161.5

(1) The 4.250% 2025 Secured Notes bear interest semi-annually which commenced December 1, 2020 with the principal maturing on June 1, 2025.

(2) The 3.750% 2025 Secured Notes bear interest semi-annually which commenced February 1, 2021 with the principal maturing on August 1, 2025.

(3) The 5.125% 2026 Secured Notes bear interest semi-annually which commenced on December 15, 2019 with principal maturing on December 15, 2026.

(4) The 3.500% 2028 Secured Notes bear interest semi-annually commencing September 1, 2021 with principal maturing on September 1, 2028.

(5) The 4.000% 2028 Notes bear interest semi-annually which commenced February 1, 2021 with principal maturing on August 1, 2028.

(6) The 4.750% 2029 Notes bear interest semi-annually commencing December 15, 2021 with principal maturing on June 15, 2029.

GFL has a term loan facility totaling US$1,306.4 million, which matures on May 31, 2025 and bears interest at a rate of LIBOR (with a floor rate at 0.500%) plus 3.000% or US prime plus 2.000%.

Under our Sixth Amended and Restated Credit Agreement, dated November 24, 2020 (as amended on May 18, 2021, the “Revolving Credit Agreement”), we have access to (i) a $628.0 million revolving credit facility (available in Canadian and US dollars), and (ii) an aggregate US$40.0 million in revolving credit facilities (available in US dollars) (collectively, the “Revolving Credit Facility”) as well as a $200.0 million letter of credit facility (available in Canadian and US dollars). As of June 30, 2021, we had $123.9 million drawn under the Revolving Credit Facility ($148.8 million as of December 31, 2020).

Our Revolving Credit Facility contains a financial maintenance covenant. The covenant (which applies only when the Revolving Credit Facility is drawn at or above 35% of the Revolving Credit Facility limit) is a ratio of Total Net Funded Debt to Adjusted EBITDA (each as defined in the Revolving Credit Agreement) equal to or less than 8.00 to 1.00. As of June 30, 2021 and December 31, 2020, we were in compliance with this covenant.

The Revolving Credit Facility matures on November 24, 2024. We have no other material long-term debt maturities until May 31, 2025.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In millions of dollars except per share amounts or otherwise stated)

On June 8, 2021, GFL issued the 4.750% 2029 Notes. Concurrent with the issuance, GFL entered into cross-currency swaps for US$350.0 million of the 4.750% 2029 Notes to manage its currency risk. GFL used the net proceeds of the issuance to fund the redemption of the entire US$360.0 million outstanding aggregate principal amount, related fees, premiums and accrued interest on the 8.500% 2027 Notes. GFL used a portion of the remaining net proceeds to pay down its Revolving Credit Facility. A loss on extinguishment of the 8.500% 2027 Notes of $49.3 million and write off of deferred finance costs of $3.4 million was recognized in interest and other finance costs.

The cross-currency interest rate swap associated with the 8.500% 2027 Notes continued to be in place after the redemption of the notes. As a result of the redemption, GFL discontinued the use of hedge accounting. GFL entered into an offset swap to receive and pay interest semi-annually at 8.828% on US$348.0 million in order to hedge this exposure.

8.	INTEREST AND OTHER FINANCE COSTS

The following table presents GFL’s interest and other finance costs for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Interest	$74.5	$87.6	$151.6	$199.8
Loss on extinguishment of debt	49.3	—	49.3	133.2
Amortization of deferred finance costs	7.7	2.9	11.1	22.6
Accretion of landfill closure and post-closure obligations	2.9	1.6	7.3	3.2
Other finance costs	5.4	3.3	12.6	6.0
Interest and other finance costs	$139.8	$95.4	$231.9	$364.8

9.	TANGIBLE EQUITY UNITS

Each TEU has a stated amount of US$50.00, is comprised of a prepaid stock purchase contract (“Purchase Contract(s)”) and a senior amortizing note (“Amortizing Note(s)”) due March 15, 2023, both of which are freestanding instruments and separate units of account. As of June 30, 2021, 14,495,539 Purchase Contracts were outstanding.

The following table presents the respective components of the TEUs as at the dates indicated:

	June 30, 2021	December 31, 2020
Amortizing Notes	$88.3	$123.4
Purchase Contracts	1,252.6	1,263.7
	1,340.9	1,387.1
Less: Current portion of Amortizing Notes	(54.6)	(59.2)
Non-current portion of Amortizing Notes and Purchase Contracts	$1,286.3	$1,327.9

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In millions of dollars except per share amounts or otherwise stated)

10.	EARNINGS (LOSS) PER SHARE

The following table presents GFL’s earnings (loss) per share for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net income (loss)	$25.2	$(115.5)	$(201.0)	$(393.5)
Less amounts attributable to preferred shareholders	12.9	—	26.2	—
Adjusted net income (loss)	$12.3	$(115.5)	$(227.2)	$(393.5)

Weighted average number of shares outstanding(1)	360,735,698	360,400,612	360,557,744	360,400,612
Effect of dilutive share options	1,804,230	—	—	—
Diluted weighted average number of shares outstanding(1)	362,539,928	360,400,612	360,557,744	360,400,612
Basic and diluted earnings (loss) per share	$0.03	$(0.32)	$(0.63)	$(1.09)

(1)	Weighted and diluted weighted average number of shares outstanding includes 31,790,167 subordinate voting shares, representing the minimum conversion of the TEUs as of June 30, 2021, and 33,991,500 subordinate voting shares, representing the minimum conversion of TEUs as of June 30, 2020.

Diluted loss per share includes the minimum conversion of TEUs into subordinate voting shares. Diluted loss per share excludes the effects of time-based share options, RSUs (defined below), Preferred Shares (defined below), and any amount of subordinate voting shares arising from the conversion of TEUs in excess of the minimum conversion, as the effect would be anti-dilutive.

11.	REVENUE

The following table presents GFL’s revenue disaggregated by service type for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2021	2020(1)	2021	2020(2)
Residential	$304.8	$262.4	$592.5	$501.2
Commercial/industrial	452.6	298.2	876.6	605.4
Total collection	757.4	560.6	1,469.1	1,106.6
Landfill	161.0	68.4	300.9	131.2
Transfer	154.5	96.8	284.6	185.2
Material recovery	85.7	66.2	166.4	112.5
Other	60.7	66.9	115.7	119.6
Solid waste	1,219.3	858.9	2,336.7	1,655.1
Infrastructure and soil remediation	139.2	134.3	250.8	266.6
Liquid waste	123.4	107.1	227.8	212.1
Intercompany revenue	(167.6)	(107.0)	(314.4)	(209.2)
Revenue	$1,314.3	$993.3	$2,500.9	$1,924.6

(1) Includes reclassification of $1.2 million from Other into Liquid waste and $0.9 million from Other into Infrastructure and soil remediation.

(2) Includes reclassification of $1.5 million from Other into Liquid waste and $1.4 million from Other into Infrastructure and soil remediation.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In millions of dollars except per share amounts or otherwise stated)

12.	OPERATING SEGMENT REPORTING

The following tables present GFL’s revenue and Adjusted EBITDA by operating segment for the periods indicated. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Three months ended June 30, 2021
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid waste
Canada	$401.7	$(52.5)	$349.2	$105.0
USA	817.6	(96.9)	720.7	225.3
Solid waste	1,219.3	(149.4)	1,069.9	330.3
Infrastructure and soil remediation	139.2	(5.4)	133.8	25.8
Liquid waste	123.4	(12.8)	110.6	31.1
Corporate	—	—	—	(34.2)
	$1,481.9	$(167.6)	$1,314.3	$353.0

	Three months ended June 30, 2020
	Gross Revenue	Intercompany Revenue	Revenue(1)	Adjusted EBITDA(2)
Solid waste
Canada	$352.8	$(46.4)	$306.4	$87.8
USA	506.1	(48.6)	457.5	147.1
Solid waste	858.9	(95.0)	763.9	234.9
Infrastructure and soil remediation	134.3	(3.1)	131.2	26.7
Liquid waste	107.1	(8.9)	98.2	22.9
Corporate	—	—	—	(23.0)
	$1,100.3	$(107.0)	$993.3	$261.5

(1) Includes reclassification of $1.3  million from Solid waste - Canada into Liquid waste.

(2) Includes reclassification of $0.3 million from Solid waste - Canada into Liquid waste and $0.9 million from Corporate to Solid waste - USA.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In millions of dollars except per share amounts or otherwise stated)

	Six months ended June 30, 2021
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid waste
Canada	$746.9	$(95.4)	$651.5	$188.0
USA	1,589.8	(186.7)	1,403.1	447.5
Solid waste	2,336.7	(282.1)	2,054.6	635.5
Infrastructure and soil remediation	250.8	(8.6)	242.2	39.8
Liquid waste	227.8	(23.7)	204.1	48.2
Corporate	—	—	—	(63.9)
	$2,815.3	$(314.4)	$2,500.9	$659.6

	Six months ended June 30, 2020
	Gross Revenue	Intercompany Revenue	Revenue(1)	Adjusted EBITDA(2)
Solid waste
Canada	$666.2	$(86.9)	$579.3	$153.7
USA	988.9	(96.5)	892.4	282.0
Solid waste	1,655.1	(183.4)	1,471.7	435.7
Infrastructure and soil remediation	266.6	(4.7)	261.9	48.2
Liquid waste	212.1	(21.1)	191.0	39.8
Corporate	—	—	—	(39.4)
	$2,133.8	$(209.2)	$1,924.6	$484.3

(1) Includes reclassification of $1.5 million from Solid waste - Canada into Liquid waste.

(2) Includes reclassification of $0.4 million from Solid waste - Canada into Liquid waste.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In millions of dollars except per share amounts or otherwise stated)

The following table presents GFL’s reconciliation of Adjusted EBITDA to net income (loss) for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Total segment Adjusted EBITDA	$353.0	$261.5	$659.6	$484.3
Less:
Depreciation of property and equipment	221.8	123.6	425.4	246.3
Amortization of intangible assets	110.2	111.1	221.2	210.2
Interest and other finance costs	139.8	95.4	231.9	364.8
(Gain) loss on foreign exchange	(37.3)	(8.4)	(76.3)	97.6
Loss on sale of property and equipment	0.2	0.5	1.0	2.1
Mark-to-market loss on fuel hedges	—	0.6	—	1.8
Mark-to-market (gain) loss on Purchase Contracts	(117.3)	74.2	111.0	(14.2)
Share-based payments	10.6	4.2	20.3	19.9
Gain on divestiture	(35.5)	—	(35.5)	—
Transaction costs	13.3	7.7	25.4	18.9
IPO transaction costs	—	4.9	—	46.2
Acquisition, rebranding and other integration costs	6.6	1.5	10.1	9.2
Deferred purchase consideration	—	—	—	1.0
Income tax expense (recovery)	15.4	(38.3)	(73.9)	(126.0)
Net income (loss)	$25.2	$(115.5)	$(201.0)	$(393.5)

Goodwill and indefinite life intangible assets by operating segment

The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments for impairment testing purposes is as follows:

	June 30, 2021	December 31, 2020
Solid waste
Canada	$1,734.9	$1,734.4
USA	4,651.5	4,738.0
Infrastructure and soil remediation	243.3	240.0
Liquid waste	427.9	429.4
	$7,057.6	$7,141.8

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

13.	SHAREHOLDERS' EQUITY

a)       Authorized capital

GFL’s authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, (iii) an unlimited number of preferred shares, issuable in series and (iv) 28,571,428 Series A perpetual convertible preferred shares (the “Preferred Shares”).

Share issuances and cancellations

The following table presents GFL’s share capital for the periods indicated:

	Subordinate voting shares	Multiple voting shares	Preferred Shares	Total
Balance, December 31, 2020	314,300,421	12,062,964	28,571,428	354,934,813
Issued as partial consideration for acquisitions	46,966	—	—	46,966
Converted from options	1,000,000	—	—	1,000,000
Converted from RSUs	9,880	—	—	9,880
Converted from TEUs	2,202,823	—	—	2,202,823
Cancelled during the period	(26,041)	—	—	(26,041)
Balance, June 30, 2021	317,534,049	12,062,964	28,571,428	358,168,441

b)       Share options, restricted share units (“RSUs”), and deferred share units (“DSUs”)

Share options

Changes in the number of share options held by officers and employees with their average exercise price per option are summarized below:

	June 30, 2021
	Options	Weighted average exercise price (US$)
Share options outstanding, December 31, 2020	19,643,184	$28.05
Granted	9,676,000	33.00
Exercised	(2,310,345)	19.00
Share options outstanding, June 30, 2021	27,008,839	$30.59
Vested share options, June 30, 2021	5,448,712	$21.40

For the six months ended June 30, 2021, there were no options expired, forfeited or cancelled.

On June 29, 2021, 9,676,000 options were granted to named executive officers. The options vest on the later of June 5, 2024 or March 5, 2025 depending on the option holder, and subject to the satisfaction of certain market conditions. The options have two tranches with differing market conditions as follows: (i) 4,838,000 options vest if the trading price of a subordinate voting share achieves a volume weighted average price of US$50.00 for 20 consecutive days, and (ii) 4,838,000 options vest if the trading price of a subordinate voting share achieves a volume weighted average price of US$60.00 for 20 consecutive days. The options will expire on June 29, 2031. The total grant date fair value of the issued options is US$38.7 million. The weighted-average assumptions used in the Monte Carlo simulation to determine the total fair value of the issued options on the grant date are as follows:

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Grant date share price (USD per option)	$31.98
Exercise price (USD per option)	$33.00
Expected volatility (%)	25.00%
Expected dividend yield (%)	0.14%
Expected life (years)	6.5
Risk-free interest rate (%)	1.18%

Expected volatility was calculated based upon the historical average volatility of comparable public companies. The fair value of the options is recognized as compensation expense over the vesting period.

For the three and six months ended June 30, 2021, the total compensation expense related to share options amounted to $2.6 million and $6.3 million ($4.2 million and $19.9 million for the three and six months ended June 30, 2020).

RSUs and DSUs

For the six months ended June 30, 2021, 75,887 RSUs were granted to eligible participants under GFL’s omnibus long-term incentive plan (“LTIP”). None of the RSUs granted have vested.

The fair value of the RSUs granted for the six months ended June 30, 2021 was based on the closing price of the subordinate voting shares on the day prior to the grant date. For the three and six months ended June 30, 2021, the total compensation expense related to RSUs amounted to $7.8 million and $13.6 million ($nil and $nil for the three and six months ended June 30, 2020).

For the six months ended June 30, 2021, 9,580 DSUs were granted to non-employee directors for compensation under the director deferred share unit plan (“DSU Plan”). For the three and six months ended June 30, 2021, the total compensation expense related to DSUs amounted to $0.2 million and $0.4 million ($nil for the three and six months ended June 30, 2020).

The following table presents GFL’s summary of the status of RSUs and DSUs granted under the LTIP and DSU Plan:

	June 30, 2021
	RSUs	Grant date fair value (US$)	DSUs	Grant date fair value (US$)
Outstanding, December 31, 2020	1,522,659	$19.95	18,248	$19.92
Granted	75,887	32.29	9,580	31.68
Settled	(9,868)	19.00	(5,918)	22.04
Forfeited	(28,706)	20.40	—	—
Outstanding, June 30, 2021	1,559,972	$20.67	21,910	$24.49
Expected to vest	1,556,270	$20.67	21,910	$24.49

For the six months ended June 30, 2021, there were no RSU’s or DSUs expired or cancelled.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

14.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents net change in non-cash working capital for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Effects of changes in
Accounts payable and accrued liabilities	$63.7	$(41.0)	$(28.9)	$(52.7)
Trade and other receivables, net	(54.9)	18.3	6.0	(4.5)
Prepaid expenses and other assets	(18.7)	(6.0)	(21.1)	(25.5)
Income taxes payable	—	0.2	—	0.2
	$(9.9)	$(28.5)	$(44.0)	$(82.5)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

GFL’s financial instruments consist of cash, trade accounts receivable, trade accounts payable, long-term debt, and TEUs.

Fair value measurement

The carrying value of GFL’s financial assets are equal to their fair values. The carrying value of GFL’s financial liabilities approximate their fair values with the exception of GFL’s outstanding USD secured and unsecured notes (“Notes”). The following tables present the fair value hierarchy for the Notes for the periods indicated:

	June 30, 2021
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$4,642.9	$4,761.3	$—	$4,761.3	$—

	December 31, 2020
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$4,272.6	$4,454.3	$—	$4,454.3	$—

GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its Notes. Certain leases, equipment loans and other, and amounts due to related parties, do not bear interest or bear interest at an amount that is not stated at fair value.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Risk management

GFL manages its currency risk in respect of its outstanding U.S. dollar senior unsecured notes with certain cross-currency interest rate swaps. GFL’s swapped instruments include the following:

Underlying Notes	Notional Amount ($US)	Fixed/Variable Interest Rate Paid	Fixed/Variable Interest Rate Received	Fixed Foreign Exchange Rate Paid	Effective Date	Expiration
Term Loan	403.6	3-Month CDOR + 3.174%	3-Month LIBOR + 2.750%	1.2976	May 31, 2018	May 30, 2025
4.250% 2025 Secured Notes	500.0	4.805%	4.250%	1.4198	April 29, 2020	June 1, 2025
4.000% 2025 Secured Notes	500.0	4.524%	4.000%	1.3112	November 23, 2020	August 1, 2028
5.125% 2026 Secured Notes	500.0	5.725%	5.125%	1.3245	December 16, 2019	December 15, 2026
8.500% 2027 Notes	48.0	8.399%	8.500%	1.3355	April 23, 2019	May 1, 2027
8.500% 2027 Notes	300.0	8.419%	8.500%	1.3355	April 23, 2019	May 1, 2027
8.500% 2027 Notes	348.0	8.500%	8.828%	1.2026	June 8, 2021	May 1, 2027
4.750% 2029 Notes	350.0	5.317%	4.750%	1.2026	June 8, 2021	June 8, 2029

There are no other changes in the risk management policies as disclosed in the Annual Financial Statements.

16.	COMMITMENTS

a) Letters of credit

As of June 30, 2021, GFL had letters of credit totaling approximately $176.6 million outstanding ($133.8 million as of December 31, 2020), which are not recognized in the Interim Financial Statements.

b) Performance bonds

As of June 30, 2021, GFL had issued performance bonds totaling $1,690.6 million ($1,697.4 million as at December 31, 2020), of which approximately $92.6 million ($108.5 million as of December 31, 2020) is secured by a charge on the assets of certain subsidiaries.

17.	RELATED PARTY TRANSACTIONS

After the payment of the semi-annual instalment of $3.5 million for the six months ended June 30, 2021, the remaining principal outstanding on the note payable to Josaud Holdings Inc. (an affiliate of Patrick Dovigi) was $14.0 million ($17.5 million as of December 31, 2020).

After the payment of the semi-annual instalment of $2.9 million for the six months ended June 30, 2021, the remaining principal outstanding on the note payable to Sejosa Holdings Inc. (an affiliate of Patrick Dovigi) was $23.2 million ($26.1 million as of December 31, 2020).

For the three and six months ended June 30, 2021, GFL paid $1.1 million and $1.9 million ($0.9 million and $1.4 million for the three and six months ended June 30, 2020) in aggregate lease payments to related parties.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

18.	SUBSEQUENT EVENTS

Subsequent to June 30, 2021, GFL issued a total of 164,491 subordinate voting shares on conversion of 75,000 TEUs.